UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of February 26, 2004

AssistGlobal Technologies Corp.

 (Translation of registrant’s name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]

Form 40-F [  ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [X]

No  [  ]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

“Peeyush K. Varshney”

Date:   February 26, 2004

_________________________________

Mr. Peeyush K. Varshney, Secretary

ASSISTGLOBAL TECHNOLOGIES CORP.

February 26, 2004

(No.2004-02-03)

AssistGlobal Receives Additional Contracts in the Healthcare Sector

Vancouver, BC -AssistGlobal Technologies Corp. (NASD OTC BB: AGBTF; CNQ: AGBT.U) (the “Company”) is pleased to announce that it has achieved further sales of its MicroView software products and hosting services to the healthcare sector.

Pursuant to contracts recently entered into, both local and international healthcare facilities have purchased the Company’s MicroView software products and hosting services generating revenues in excess of  $234,000 for the Company. Two significant local regions, South Fraser Health Authority and Vancouver Coastal Health Authority and one significant non-local region, Children’s Hospital of Philadelphia, PA, have signed contracts adding to a list of impressive recent agreements.

Other healthcare facilities using AssistGlobal products and services include: V.A. Medical Center (Los Angeles, CA), City of Hope (Los Angeles, CA), V.A. Medical Center (Salt Lake City, UT), Hershey Medical Center (Hershey, PA), Cedar Sinai Hospital (Los Angeles, CA), Santa Clara Valley Health & Hospital System (Santa Clara, CA), Mercy Health Partners (U.S.A.), Blue Cross Blue Shield (North Carolina) and Brigham & Women’s Hospital (Boston, MA).

Steven Lisle, VP of Business Operations & Development of AssistGlobal, states, “In times where every healthcare dollar counts, healthcare groups are being challenged to manage their operations more efficiently and usually with less money. We are seeing strong market confidence in our products & services as a solution to meet these challenges and believe that recent sales into the healthcare sector are the first of many more to come.”

Budget restraints for most hospitals have forced a careful consideration at all levels prior to any purchase decisions.   AssistGlobal solutions favor a progressive, proactive approach to the management of healthcare facilities and operations.  The Company works with healthcare professionals to streamline workflow, eliminate redundancies and provide better access to their information.  The results are solutions that provide healthcare managers with measurable improvements to their operations.

More information about the Company can be found at: www.assistglobal.com.

About AssistGlobal:

With more than 700 clients in 15 countries, AssistGlobal is a leader in the Facilities, Infrastructure and Project Management industry and has been providing first-rate products and services since 2000.

Software Sales

MicroView Software for Facilities and Infrastructure Management provides reliable, robust mobile solutions to coordinate, simplify and enhance operational activities.  Facilities data can be recorded and updated on-the-fly using MicroView software for handheld computers (PDAs) - a valuable timesaver when mobilizing

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@assistglobal.com    website: www.assistglobal.com

for large-scale reorganizations, corporate moves or undertaking extensive maintenance activities. The Company’s existing products include MicroView Parking Manager™, HVAC and Electrical Module™ and MicroView/FM™.

Application Hosting

AssistGlobal provides turnkey hosted solutions for Project and Facility Management software applications.  AssistGlobal hosts complex, robust vertical applications including products from Primavera Systems Inc. and Archibus Inc.  AssistGlobal offers complete, end-to-end solutions that enable its customers to launch new and enhanced services within tight deadlines, improve application performance and system security, reduce overall cost of ownership, and retain profitable customers. Applications are securely delivered through the internet enabling global access to central data for geographically dispersed companies.

Custom Solutions

AssistGlobal works with clients to provide custom solutions, which include custom application development and deployment for enterprise systems integration.

Key organizations using AssistGlobal technologies include:

-MetLife

-Blue Cross/Blue Shield

-The United States Army and Navy

-Cedar Sinai, Mount Sinai and Methodist Hospitals

-The Universities of Texas, Colorado and Princeton

-Unisys

-Macromedia

-The CIA

-Chase Manhattan Bank

-Intrawest

On behalf of the Board of Directors,

“Sokhie S. Puar”

Sokhie S. Puar

For Further Information Please Contact:

Mr. Bijay Singh

Director

Email:

bijay@snjcapital.com

Phone:

604-684-3783

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@assistglobal.com    website: www.assistglobal.com